UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-23418
CUSIP Number: 553903105

(Check One):	☑ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q
☐ Form N-SAR ☐ Form N-CSR

For Period Ended: April 2, 2005

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

PART I — REGISTRANT INFORMATION

Full Name of Registrant:	MTI Technology Corporation
Former name if applicable:

Address of Principal
Executive Office (Street and Number):	14661 Franklin Avenue
Tustin, California 92780

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant is working with the Staff to resolve the final open issues relating to the Staff’s comment letters on Registrant’s Form S-3 (No. 333-118657) and certain periodic reports incorporated therein. The Registrant is unable to finalize the Report until the open issues are resolved and reflected throughout the Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Scott Poteracki, CFO (714) 481-7800

(Name) (Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the Registrant was required to file such report(s)) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     On May 26, 2005, the Registrant announced its financial results for its fourth fiscal quarter and fiscal year ended April 2, 2005. A copy of the news release was furnished as Exhibit 99.1 to the Current Report on Form 8-K on May 26, 2005. The results to be reported in the Form 10-K are expected to be consistent with those announced previously.

MTI TECHNOLOGY CORPORATION

(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 5, 2005	By:	/s/ Scott Poteracki
Scott Poteracki, Executive Vice President
and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the Registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).